UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
December 17, 2007
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-___

SIGNATURES
Date December 17, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso’s SEC registration of its securities and related reporting obligations have been terminated
(Helsinki, Finland, December 17, 2007) — Metso Corporation (OTC trading: MXCYY; OMXH: MEO1V)
Metso Corporation filed a Form 15F with the U.S. Securities and Exchange Commission (SEC) on September 17, 2007 to terminate its Section 12(g) registration and Section 13(a) and Section 15(d) reporting obligations under the U.S. Securities Exchange Act. The 90-day waiting period, which was triggered upon the filing of Form 15F, has now ended and the termination of reporting obligations became effective today on December 17, 2007.
From December 17, 2007 onwards, Metso will continue to publish in English on its website (www.metso.com) materials that are required to be made public pursuant to Finnish law, or required to be publicly filed with its primary trading market or required to be distributed to security holders.
Following the SEC deregistration and delisting from the New York Stock Exchange on September 17, 2007, Metso maintains its American Depositary Receipt (ADR) facility with the Bank of New York, and Metso’s ADSs are traded over-the-counter (OTC) under the symbol “MXCYY”in the United States. Metso’s ordinary shares will continue to trade on the Helsinki Stock Exchange.
Metso is a global engineering and technology corporation with 2006 net sales of approximately EUR 5 billion. Its more than 26,000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
Pekka Hölttä, Senior Vice President, Corporate Treasurer, Metso, tel. +358 204 84 3195
Johanna Sintonen, Vice President, Investor Relations, Metso, tel. +358 20 484 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA Inc., tel.+1 770
246 7237